UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D. C. 20549

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9317

REPORT PERIOD
January 1, 1999 through March 31, 1999

In the Matter of

INTERSTATE ENERGY CORPORATION, ET AL

        Interstate Energy Corporation ("IEC") hereby certifies on behalf of itself and IES Utilities Inc. ("IESU"), Interstate Power Company ("IPC"), and Alliant Energy Corporate Services, Inc. ("Services") that during the period from January 1, 1999 through March 31, 1999 (the "Reporting Period"):

        1. For each of the companies participating in the Utility Money Pool during the Reporting Period, the maximum principal amount of short-term borrowings outstanding from the Utility Money Pool, sources other than the Utility Money Pool, and the maximum total short-term borrowings outstanding during the Reporting Period, and the Securities and Exchange Commission ("SEC") borrowing limit for each participant as of the end of the Reporting Period were as follows:

                                 Maximum
                  Maximum         Other           Maximum
                 Money Pool     Short-Term         Total            SEC
Company          Borrowings     Borrowings       Borrowings        Limit
-------          ----------     ----------       ----------     -----------

IESU            $21,351,198          $-0-      $21,351,198      150,000,000
IPC              27,256,070           -0-       27,256,070       72,000,000
WP&L             26,800,556     50,000,000      76,800,000      128,000,000
SERVICES         30,568,703           -0-       30,568,703      100,000,000


        2. During the Reporting Period, the weighted average interest rate for borrowings through the Money Pool was 5.04%.


        3. The maximum amount of IEC's short-term borrowings on behalf of itself and the above named participants in the Utility Money Pool during the Reporting Period, and its SEC limit as of the end of the Reporting Period, were as follows:

                 Maximum        Maximum          Maximum
                 Loans to       Corporate        Short-Term        SEC
                 Money Pool     Borrowings       Borrowings        Limit

IEC (*)         $60,227,219    $92,229,000       $92,735,000    450,000,000

----------------
(*) Consists entirely of commercial paper during the Reporting Period.

        Said transactions have been carried out in accordance with the terms and conditions of, and for the purpose represented in, the Form U-1
Application-Declaration, as amended, of IEC, et al, in File 70-9317, and in accordance with the terms and conditions of the SEC's order dated December 18, 1998, permitting said Application-Declaration to become effective.


        DATED: May 11, 1999

                                        INTERSTATE ENERGY CORPORATION
                                        IES UTILITIES INC.
                                        INTERSTATE POWER COMPANY
                                        WISCONSIN POWER AND LIGHT COMPANY
                                        ALLIANT ENERGY CORPORATE SERVICES INC.

                                        BY:  INTERSTATE ENERGY CORPORATION


                                        BY: /s/ Edward M. Gleason
                                           -------------------------------------
                                           Edward M. Gleason
                                           Vice President, Treasurer
                                           and Corporate Secretary